UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 1 November 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes         No X

SHAREHOLDER INFORMATION
Issued ordinary share capital at
428 850 584
30 September 2010
shares
Market capitalisation
At 30 September 2010 (ZARm)
33 450
At 30 September 2010 (US$m)
4 842
Harmony ordinary share
and ADR prices
12 month high (1 October 2009 to
30 September 2010) for ordinary shares    R87.00
12 month low (1 October 2009 to
30 September 2010) for ordinary shares    R68.65
12 month high (1 October 2009 to
30 September 2010) for ADRs
US$11.98
12 month low (1 October 2009 to
30 September 2010) for ADRs
US$8.79
Free float
Ordinary shares
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter
(1 July 2010 to
R71.90 –
30 September 2010 – closing prices)
R83.80
Average volume for
the quarter (1 July 2010 to
1 863 621
30 September 2010)
shares per day
New York Stock
Exchange, Inc.
HMY
Range for quarter
(1 July 2010 to
US$9.72 –
30 September 2010 – closing prices)     US$11.74
Average volume for
the quarter (1 July 2010 to
733 895
30 September 2010)
shares per day
Key features
Wafi/Golpu – size and grade of deposit increasing
• world-class copper/gold porphyry system
Mining Charter targets in line with objectives
Operational results
• 6 fatalities
• production decreased by 2.9%
• cash operating costs up by 11.2% (labour and electricity)
• underground grade steady at 4.68g/t
Healthy operating margin at 20.4%
Cash operating profit of R652 million
Financial summary for the first quarter ended 30 September 2010
Quarter
Quarter
September
June
Q-on-Q
2010
2010
Variance %
Gold produced
(1)
– kg
10 471
10 784
(2.9)
– oz
336 650
346 714
(2.9)
Cash costs
– R/kg
228 658
201 460
(13.5)
– US$/oz                                 974                           831                          (17.2)
Gold sold
(1)
– kg                                    10 869                       10 739                            1.2
– oz                                   349 447                    345 266                            1.2
Gold price received
– R/kg                               287 401                    295 580                          (2.8)
– US$/oz                              1 224                         1 219                            0.4
Cash operating profit
– Rm                                       652                            942                         (30.8)
– US$m                                     89                            125                         (28.8)
Basic earnings per share*
– SAc/s                                     24                                7                       >100.0
– USc/s                                       3                               1                       >100.0
Headline profit/(loss)*
– Rm                                        141                          (27)                       >100.0
– US$m                                      19                           (4)                       >100.0
Headline earnings/(loss) per share*
– SAc/s                                      33                            (6)                       >100.0
– USc/s                                        5                            (1)                      >100.0
Adjusted headline earnings                             – SAc/s                                      51                            13                       >100.0
per share
(2)*
– USc/s                                        7                              2                       >100.0
Exchange rate                                                  – R/US$                                  7.31                         7.54                           (3.1)
* Reported amounts include continuing operations only.
(1) Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised. Revenue capitalised includes Steyn 2, 31kg (June 2010 – 29kg) and Target 3, 111kg
(June 2010 – 92kg). 120kg were capitalised for Hidden Valley in June 2010.
(2) Headline earnings/(loss) adjusted for employee termination and restructuring cost.
Harmony’s Annual Report, Notice of Annual General Meeting, its Sustainable Development Report
and its annual report filed on a Form 20F with the United States’ Securities and Exchange
Commission for the year ended 30 June 2010 are available on our website (www.harmony.co.za).
Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
(“Harmony” or “Company”)
Results for the ﬁ rst quarter FY11, ended 30 September 2010
JSE Share code: HAR | NYSE Share code: HMY | ISIN: ZAE 000015228

Results for the first quarter
ended 30 September 2010
Forward-looking statements
This quarterly report contains forward-looking
statements within the meaning of the United
States Private Securities Litigation Reform Act
of 1995 with respect to Harmony’s financial
condition, results of operations, business
strategies, operating efficiencies, competitive
positions, growth opportunities for existing
services, plans and objectives of management,
markets for stock and other matters. Statements
in this quarter that are not historical facts are
“forward-looking statements” for the purpose of
the safe harbour provided by Section 21E of the
U.S. Securities Exchange Act of 1934, as
amended, and Section 27A of the U.S. Securities
Act of 1933, as amended. Forward-looking
statements are statements that are not historical
facts. These statements include financial
projections and estimates and their underlying
assumptions, statements regarding plans,
objectives and expectations with respect to future
operations, products and services, and
statements regarding future performance.
Forward-looking statements are generally
identified by the words “expect”, “anticipates”,
“believes”, “intends”, “estimates” and similar
expressions. These statements are only
predictions. All forward-looking statements
involve a number of risks, uncertainties and
other factors and we cannot assure you that
such statements will prove to be correct. Risks,
uncertainties and other factors could cause actual
events or results to differ from those expressed
or implied by the forward-looking statements.
These forward-looking statements, including,
among others, those relating to the future
business prospects, revenues and income of
Harmony, wherever they may occur in this
quarterly report and the exhibits to this quarterly
report, are necessarily estimates reflecting the
best judgment of the senior management of
Harmony and involve a number of risks and
uncertainties that could cause actual results to
differ materially from those suggested by the
forward-looking statements. As a consequence,
these forward-looking statements should be
considered in light of various important factors,
including those set forth in this quarterly report.
Important factors that could cause actual results
to differ materially from estimates or projections
contained in the forward looking statements
include, without limitation:
overall economic and business conditions in
South Africa and elsewhere;
the ability to achieve anticipated efficiencies
and other cost savings in connection with past
and future acquisitions;
increases/decreases in the market price of
gold;
the occurrence of hazards associated with
underground and surface gold mining;
the occurrence of labour disruptions
availability, terms and deployment of capital;
changes in Government regulation, particularly
mining rights and environmental regulations;
fluctuations in exchange rates;
currency devaluations and other macro-
economic monetary policies; and
socio-economic instability in South Africa and
regionally.
Contents
Page
Chief Executive’s Review
3
Safety and health
5
Financial review
6
Operational review
6
–   Group operational results
6
–   Build-up and steady operations
6
– Doornkop
6
– Kusasalethu
7
– Phakisa
7
– Masimong
7
– Tshepong
8
– Papua New Guinea
8
–   Other South African operations
8
– Bambanani
8
– Steyn 2
9
– Evander
9
– Joel
9
– Target 1
9
– Target 3
9
– Virginia
10
–   South African surface operations
10
– Kalgold
10
– Phoenix
10
– Surface dumps
10
Development
11
Exploration
12
Operating results (Rand/Metric and US$/Imperial)
14
Condensed consolidated income statement (Rand)
16
Condensed consolidated statement of other comprehensive income (Rand)
17
Condensed consolidated balance sheet (Rand)
18
Condensed consolidated statement of changes in equity (Rand)
19
Condensed consolidated cash flow statement (Rand)
20
Notes to the condensed consolidated financial statements
for the first quarter ended 30 September 2010
21
Operating results (US$/Imperial)
28
Condensed consolidated income statement (US$)
30
Condensed consolidated statement of other comprehensive income (US$)
31
Condensed consolidated balance sheet (US$)
32
Condensed consolidated statement of changes in equity (US$)
33
Condensed consolidated cash flow statement (US$)
34
Segment report (US$)
35
Development results – metric and imperial
37
Contact details
40

Chief Executive’s Review
“The current quarter under review has brought us one step closer to achieving the previously stated production target of 2 million ounces by 2013. Despite declining gold production in the South African gold mining industry, Harmony has an exciting growth profile through its portfolio of South African and Papua New Guinean growth and development projects. Exploration drilling in Wafi/Golpu showed tremendous results and emphasises the potential for the Morobe
Mining Joint Venture to establish another high quality, world-class operation in Papua New Guinea”, stated chief executive officer,
Graham Briggs.
Safety
Performance on the safety front during the quarter was extremely disappointing. We experienced the loss of six colleagues in work-
related accidents during the quarter, despite the fact that many of the safety performance indicators continued to demonstrate a positive trend.
Tragically, five Mine Rescue Team members died at the Phakisa mine on 24 June 2010 as a result of an explosion while they were manning a fresh-air base during an underground fire. They were Brigade Captain
Siegfried Hildebrandt and Brigadesmen Burnett Bothma, Frans
Prinsloo, Johannes Bothma and Jose Randall. The circumstances surrounding this accident are still under investigation and further detail will be provided upon its completion. Our condolences are extended to the families, colleagues and friends of these brave men, who selflessly and voluntarily gave of their time and energy to protect the lives of others.
In another accident, on 26 August 2010, Raimundo Tala, a winch operator at Tshepong, died in a fall-of-ground accident. Condolences are extended to his family, colleagues and friends.
It is our fundamental belief that safety in the workplace can only be addressed through a co-operative approach that ensures the right infrastructure is in place from systems, planning, communication and training perspectives. In addition to this approach, management and employees must accept joint responsibility for their actions and it is imperative the working environment empowers people –
management, supervisors, workers and union representatives – to stop work and withdraw when they feel it is unsafe, or to prevent others from acting in an unsafe way.
Safety is not only about training, using the correct equipment and ensuring a safe working environment, it is also about the attitude and mindset of people. Harmony takes full responsibility for the attitude and mindset of its employees because it is recognised that these influence their behaviour at work. Therefore a renewed focus has been placed on implementing, communicating and reinforcing safety in the workplace, through the creation of a centralised safety function and structure which will co-ordinate initiatives between various regions and shafts.
A number of operations recorded excellent safety milestones during the quarter and we commend employees, management and union
representatives for these achievements. Refer to the detailed safety report on page 5.
Gold market
Gold has established itself as a store of wealth and as a currency in the current uncertain times. We remain bullish on the gold price and continue to see it in the region of $1 500/oz next year. However, as the gold price and the continued strength of the Rand are out of
Harmony’s control, we continue to focus on impacting factors within our control – safety, productivity, production and cost control.
Operating and financial performance
Production growth at our four growth projects of 193kg quarter-on-
quarter was offset by the closure of some of our older shafts, lower grade at Bambanani and continued work on Joel’s shaft bottom, which resulted in an overall decline in gold production for the group of 2.9%
to 10 471kg for the quarter ended 30 September 2010.
This reduction can be attributed mainly to:
•  lower grades at Bambanani (259kg);
•  planned closure of Harmony 2 (58kg) and Merriespruit 3 (58kg)
shafts;
•   a 43-production day shaft stoppage at Joel to allow for the completion of modifications to the shaft bottom spillage arrangement (230kg);
•   the loss of 13 production days at Phakisa following the tragic accident (39kg);
•   lower grade at Kalgold (42kg).
Countering these events were improvements at:
•   Kusasalethu, where gold production rose by 113kg;
•   Hidden Valley, which recorded an 86kg increase in production;
•   Doornkop, which recorded an 33kg increase in production;
•   Masimong, an increase of 62kg in production;
•   Other South African surface operations, which saw gold production rise by 52kg.
The Rand per kilogram gold price received decreased by 2.8%
to an average of R287 401/kg in the September 2010 quarter, from
R295 580/kg in the previous quarter. However, gold sold increased by 130kg compared with the previous quarter which resulted in a
R38 million increase in revenue.
As expected, cash operating costs for the quarter increased by
R238 million (11.2%) when compared with the previous quarter mainly due to:
•   Hidden Valley in Papua New Guinea (PNG) being in production for the full quarter (R50 million);
•   cost increases at the South African operations comprised mainly of:
– electricity cost increases owing to winter tariffs (R123 million);
and
– labour costs increases of R46 million.
Consequently, unit costs rose by 13.5% to R228 658/kg.
Capital expenditure decreased by R75 million (9.1%) to R749 million in the quarter under review compared to R824 million in the June 2010 quarter.

Results for the first quarter
ended 30 September 2010
Cash operating profit for the September 2010 quarter of R652 million was 30.8% lower when compared to the June 2010 quarter’s cash operating profit of R942 million.
A more detailed operation-by-operation review is provided under the heading “Operational overview” on page 6.
In line with our strategy of asset optimisation, a number of corporate activities were concluded during the quarter. As a result of this strategy, certain non-core assets were divested and shafts closed so that the management team may focus its resources on growing, developing and operating its portfolio of core, quality assets.
These divestments and shaft closures include:
•   The sale of the Mount Magnet Gold project in Western Australia to Australian-based Ramelius Resources Limited for R238 million
(A$35 million) cash on 20 July 2010 as well as R31 million
(A$5 million) released from the replacement of performance
bonds by the purchaser.
•   The conclusion of two transactions with Witwatersrand
Consolidated Gold Resources (Wits Gold). In terms of these
transactions, Wits Gold will obtain a prospecting right over
Harmony’s Merriespruit South area and the option held by
ARMGold/Harmony Joint Venture Company (Proprietary) Limited
(Freegold), a wholly-owned subsidiary of Harmony. The option was to acquire a beneficial interest of up to 40% in any future mines established by Wits Gold on certain properties in the
Southern Free State (Freegold option). The total consideration price of the transactions is R336 million (R61 million for the prospecting area and R275 million for the cancellation of
the option agreement), which will be settled in cash or in a combination of cash and shares in Wits Gold. The agreements
were signed on 3 September 2010 and outstanding conditions
precedent are expected to be fulfilled by November 2010 for the option agreement and June 2011 for the prospecting right.
•   On 10 September 2010, Harmony concluded a sale of assets
agreement with Taung Gold Limited (Taung), in which Taung
acquired the Evander 6 shaft, the related infrastructure and surface right permits as well as a mining right over the
Evander 6 and Twistdraai areas. The total purchase consideration is R225 million which will be settled in cash, when all remaining conditions precedent to the transaction have been fulfilled.
•   Following careful and considerable review, the company
announced on 18 October 2010 that it would be closing the
Merriespruit 1 shaft in Virginia at the end of October 2010. Earlier this year a productivity-linked deal with the trade unions was reached that allowed Merriespruit 1 to continue its operations, provided it did not make a loss (on a total cost basis, including any capital expenditure) for two consecutive months and total costs remained under R250 000/kg. Despite the operational
team’s best endeavours, Merriespruit 1 has failed to meet these conditions and closure procedures have commenced.
We have embarked on a formal consultation process with
employees in terms of section 189A of the Labour Relations
Act to consider alternatives to retrenchment. Approximately
1 470 employees are affected by the closure and, of this number,
1 200 will largely be transferred to our growth operations so as to preserve as many jobs as possible.
Milestone at Hidden Valley
30 September 2010 marked an exciting milestone for Harmony when the Hidden Valley mine was officially opened at a ceremony attended by PNG dignitaries, directors and senior management of both Harmony and Newcrest Limited (Newcrest) and employees. Hidden Valley, part of the 50/50 Morobe Mining Joint Ventures (MMJV) with Newcrest, was Harmony’s first offshore greenfields project, and represents an important step in our group’s strategy for geographical and asset diversification.
While the development of this project was not without its challenges –
given its remote location and relative lack of infrastructure – the government and communities of Papua New Guinea (PNG) and
Morobe Province have provided enormous support to the project, and have worked closely with the MMJV to ensure that the development of the Hidden Valley mine has long-term, positive and sustainable consequences for the region.
Hidden Valley also completed its first full quarter of commercial production, where post-commissioning and ramp up activities are making good progress.
The experience we have gained with the development of Hidden
Valley will stand us in good stead as we continue to seek growth, both in Morobe Province as part of the MMJV and elsewhere in PNG on
Harmony’s 100%-owned exploration portfolio.
Wafi/Golpu Joint Venture (part of MMJV)
Excellent progress was made and reported at our Wafi/Golpu joint venture project during the quarter.
The concept study was finalised in September 2010 and shows that a copper gold mine at Wafi/Golpu is technically and financially viable, and that a number of development options could be considered in a pre-feasibility study. Production could potentially be between 400 000 to 700 000oz of gold, and 100 000 to 200 000t of copper per annum.
This would be sustainable over a 20-year mine life without considering the Golpu resource extensions currently being identified by drilling.
Cash costs would be in the lower quartile (assuming copper credits)
and capital expenditure would be of the order of US$3 billion. Based on the outcome of the scoping study, and subsequent project gate review a decision was made to progress this project to pre-feasibility stage.
As announced recently, we also continue to drill spectacular intercepts at this project, with the exploration target at this project upgraded to
30 million ounces of gold and 8 million tonnes of copper, 50% of which would be attributable to Harmony.
Revisions to the Mining Charter
On 13 September 2010, the South African Minister of Mineral
Resources, Susan Shabangu, released the revised Mining Charter and the associated scorecard, the Broad-Based Socio-Economic

Empowerment (BBSEE) scorecard. Harmony has been at the forefront in implementing various transformation initiatives in terms of the legislated empowerment objectives, and has met most of the new
2014 targets in terms of the revised Mining Charter. The only area which requires more attention and on which we are currently focusing, is that of enterprise development, as the revised Mining Charter now specifically stipulates certain requirements to be met.
Looking ahead
Our aim at Harmony is to focus on safe, profitable ounces. To do this we have taken bold decisions in shutting unprofitable operations and focused our attention on our longer-life, lower-cost operations that will be profitable and sustainable for many years to come. There are many steps in this journey and this quarter has indeed been one of them as we progress towards consolidating our lower-cost, quality asset base. We remain focused on increasing production to 2 million ounces of gold by FY 2013, with costs per tonne milled in the lowest quartile of South African producers.
Graham Briggs
Chief Executive Officer
Safety and health
Safety
Harmony remains committed to its aim to achieve its production targets safely. Every employee has the right to withdraw from an unsafe environment.
It is with deep regret that we report that six fatalities occurred in two incidents in the South African operations during the September 2010 quarter.
Harmony achieved a single digit figure on Lost Time Injury Frequency
Rate (LTIFR) for the eighth quarter in a row. The LTIFR for this quarter is 7.98, a regression of 4% compared to the June 2010 quarter. The
Fatality Injury Frequency Rate (FIFR) improved by 7% quarter-on-
quarter. The following operations achieved excellent safety results during the quarter:
All North operations (Kusasalethu,
Doornkop, Evander, Kalgold):
1 000 000 fatality free shifts
Bambanani total operations: 750 000 fatality free shifts
Target total operations: 500 000 fatality free shifts
Unisel: 500 000 fatality free shifts
Free State Metallurgy: 500 000 fatality free shifts
The following operations completed the September 2010 quarter without an injury:
• Kalgold
• Phoenix Plant
• Target Plant
• Joel Plant
• Free State & Randfontein Commercial Services and Transport
• Evander Workshops
• Evander Services
Health
Our employees’ state of health is important to us and we therefore continue to support healthcare programmes and measure any
potential impact of threats.
Noise levels measured reduced with 75% of all mechanical loaders having been equipped with silencers. Internal radiation audits are being conducted and results reflect that all operational underground operations are well within the limits set by the National Nuclear
Regulator (the NNR). Tuberculosis in conjunction with HIV remains a concern but is addressed through various initiatives. See our
Sustainable Development Report for more details on our website
www.harmony.co.za.
During the September 2010 quarter healthcare was brought closer to the operations in order to speed up treatment and identify early signs of epidemic trends. The medical station at Target was successfully completed and is now a Health Hub, which provides a fully integrated proactive healthcare service.

Results for the first quarter
ended 30 September 2010
Financial overview
Cash operating profit decreased by 30.8% to R652 million in the
September 2010 quarter. This was due to an increase in production costs of R328 million as a result of a rise in the electricity tariffs, labour costs and other input costs. This was offset by an increase of
R38 million in revenue, as a result of an increase of 1.2% in gold sold.
Earnings per share
Basic earnings per share increased from 3 SA cents to 23 SA cents per share. Similarly headline earnings per share increased from a loss of
10 SA cents per share to earnings of 33 SA cents per share.
Revenue
Revenue increased from R3 045 million to R3 083 million due to an increase of 1.2% in gold sold. This increase was offset by a decrease in the Rand gold price received from R295 580/kg to R287 401/kg.
Cost of sales
Cost of sales increased from R2 649 million to R2 995 million in the
September 2010 quarter. This was due to an increase of R333 million in production costs and R43 million in depreciation and amortisation.
Capital expenditure
Total capital expenditure decreased by 9.1% to R749 million in the
September 2010 quarter, with R688 million spent in South Africa and
R61 million in PNG.
Other expenses
Other expenses includes foreign exchange losses of R47 million reclassified from other reserves on the liquidation of foreign subsidiaries.
Gain on financial instruments
Included in the total for the September 2010 quarter is an amount of
R273 million related to the fair value movement on the Freegold option.
Discontinued operations
The total includes the profit on the sale of Mount Magnet of
R104 million, net of tax, offset by the foreign exchange losses reclassified from other reserves on the disposal of the subsidiary.
Operational overview
Group operational results
September
June
%
Indicator
Units
2010
2010     variance
Tonnes
(’000)
5 098 4 699 8.5
Grade
(g/t)
2.03 2.24 (9.4)
Gold produced
(kg)
10 471 10 784 (2.9)
Gold sold
(kg)
10 869 10 739 1.2
Cash operating costs      (R/kg)
228 658 201 460 (13.5)
Operating proﬁ t
(R’000)
651 902 941 954 (30.8)
Cash operating profit decreased by 30.8% quarter-on-quarter to
R652 million as gold produced was down by 2.9% to 10 471kg. This reduced production was as a result of a combination of:
• work stoppages at Joel and Phakisa;
• planned closures of Harmony 2 and Merriespruit 3;
• underground recovery grade remained steady at 4.68g/t.
Total cash operating costs rose by 11.2% during the quarter, which represents a commendable performance, given the significant rise in electricity tariffs, higher winter electricity rates, increased labour costs
(as wage agreements came into effect from 1 July 2010) and rises in other input costs (steel, stores).
Our growth in the short to medium term will come from four
projects, three in South Africa – (Doornkop, Kusasalethu and
Phakisa) and one in PNG, being Hidden Valley. Most of the capital on these projects has been spent and we have already seen the production benefits. In addition, Tshepong and Masimong have shown a steady performance which, together with the projects, will drive the company down the cost curve. The write-up that follows will focus first on the aforesaid operations, after which Harmony’s other South African operations will be discussed.
Build-up and steady operations
Doornkop
September
June
%
Indicator
Units
2010
2010     variance
Tonnes (‘000) 140 139 0.7
Grade (g/t) 3.86 3.65 5.8
Gold produced (kg) 541 508 6.5
Cash operating costs (R/kg) 249 294 222 276 (12.2)
Operating profit (R’000) 20 502 32418 (36.8)
Gold production increased by 6.5% quarter-on-quarter, to 541kg, mainly due to an improvement in face grade from the South Reef, which resulted in a higher recovered grade of 3.86g/t, 5.7% higher than the previous quarter. An improvement in development grades and development metres contributed to the grade improvements.

Cash operating costs were 19.4% higher quarter-on-quarter, mainly due to higher labour and electricity costs. Additional labour was employed for the production build-up and the cost of project commissioning labour was transferred from capital expenditure to operating costs, resulting in higher labour costs. Electricity costs were higher due to higher winter tariffs and, to a lesser extent, an increase in consumption as a result of production build up. Stores and material costs also increased. Cash operating profit therefore deteriorated by
36.8% due to higher cash operating costs.
Total square metres blasted in the Kimberley reef increased due to new trackless machinery that was delivered during the quarter. Delays in equipment delivery schedules will impact on the planned build-up in the Kimberley reef in the December 2010 quarter. Mitigation measures are being pursued. The build-up in the South Reef will, however, assist
Doornkop in meeting its targets in December 2010. The transfer of an additional 13 production crews from Merriespruit 1 shaft during the December quarter will further assist in improving production and development at the mine.
The remaining equipping of the shaft rock winder compartments to
212 level was completed during the quarter. Cold commissioning of the rock winder and loading station will start during the December 2010 quarter. The commissioning of the winder will facilitate a hoisting capacity of approximately 160 000 tonnes per month. The project is still on schedule to be completed by the expected completion date and within budget.
Kusasalethu
September
June
%
Indicator
Units
2010
2010     variance
Tonnes (000) 269 314 (14.3)
Grade (g/t) 5.62 4.46 26.0
Gold produced (kg) 1 513 1 400 8.1
Cash operating costs (R/kg) 225 164 209 112 (7.7)
Operating profit (R’000) 88 758 122 778 (27.7)
Planned build-up in production at Kusasalethu continued in line with its life-of-mine plan. Gold production increased by 8.1%
quarter-on-quarter to 1 513kg. Exclusion of waste to the mill resulted in recovered grade increasing by 26.2% to 5.62g/t quarter-on-quarter.
Tonnes milled decreased by 14.3% to 269 000t mainly as a result of the separation of waste and reef tonnages during August and September
2010. This will persist until the blockage in the waste orepass system between the old mine (above 100 level) and the new mine (below
100 level) has been removed during the December 2010 quarter, and following the subsequent rehabilitation of the reef orepass system.
We believe that it will be resolved during the December 2010 quarter.
Cash unit cost increased by 7.7% to R225 164/kg, mainly as a result of an increase in labour costs, stores and the winter tariff increases.
Cash operating profit declined by 27.7% to R89 million.
The sub-station for the 100 level refrigeration complex and the
98 level complex were commissioned during the quarter, and the mechanical construction work on the refrigeration plants is on track, to be completed at the end of December 2010. The raise-boring of the centre hole of the No. 3 Backfill shaft between 109 level and 113 level was completed and sinking has progressed 38m down to 113 level from 109 level. Civil construction for the installation of the turbine on 92 level is complete and mechanical installation has started.
The project is still on schedule to be completed by the expected completion date and within budget.
Phakisa
September
June
%
Indicator
Units
2010
2010     variance
Tonnes (’000) 86 95 (9.5)
Grade (g/t) 4.38 4.38 –
Gold produced (kg) 377 416 (9.4)
Cash operating costs (R/kg) 296 520 231 570 (28.0)
Operating profit (R’000) 320 23 462 (98.6)
Phakisa recorded the tragic death of five Mine Rescue members caused by the explosion incident on 24 June 2010. This accident, together with an ice pipe failure in the shaft and a fire in the 66 – 63 stope resulted in a 9.5% decrease in tonnes milled quarter-on-quarter.
Pleasingly, an improvement in reef metres achieved was recorded despite the lost days and this will have a positive impact on flexibility going forward. In addition, a new record of 1 630t of ice per day was achieved in the quarter, resulting in a water temperature of < 6°C, which will have a positive effect on productivity.
The grade was constant at 4.38g/t. A significant improvement in the face grade mined (g/t) was achieved from August 2010, with a focus on reducing footwall waste and improving the mining mix.
Total cash operating costs increased by 16.0% due to labour cost increases, and to a lesser extent, electricity and water. Unit costs regressed as a result of less gold produced and higher costs, rising by 28.0% to R296 520/kg. Consequently, operating profit was lower.
Equipment salvaged from the Virginia operations reduced the need for capital spent on equipment. Most of the Phase 1 infrastructure has been completed. Modifications to the loading boxes on 77 level are still planned for the December 2010 break. The project is still on schedule to be completed by the expected completion date and within budget.
Masimong
September
June
%
Indicator
Units
2010
2010     variance
Tonnes (’000) 243 218 11.5
Grade (g/t) 5.20 5.51 (5.6)
Gold produced (kg) 1 263 1 201 5.2
Cash operating costs (R/kg) 161 372 145 421 (10.9)
Operating profit (R’000) 172 532 182 052 (5.2)
Masimong continued to improve on the production front, with tonnes milled rising by 11.5% from the previous quarter. Square metres mined also showed an upward trend, recording more than 18 000m
2
in
September 2010 alone. The second phase of the Holokisa programme, involving cycle mining, with specific tasks performed on specific days, is the main contributor to this improvement. The achievement of 100%
sweeping percentage for the quarter is another indication that quality mining is synonymous with cycle mining. As expected and in line with
Masimong’s plan, grade declined by 5.6% to 5.20g/t. Higher tonnages resulted in a rise in gold production of 5.2%.

Results for the first quarter
ended 30 September 2010
Cash unit costs increased by 10.9%, to R161 372/kg, with the main contributors being electricity, labour, stores and increased plant costs.
Higher gold production offset some of the higher costs, ensuring that
Masimong is still the lowest R/kg producer in the company. Operating profit declined, however, by 5.2% to R173 million.
Tshepong
September
June
%
Indicator
Units
2010
2010     variance
Tonnes (‘000) 338 344 (1.7)
Grade (g/t) 4.99 4.99 –
Gold produced (kg) 1 688 1 718 (1.7)
Cash operating costs (R/kg) 175 322 165 375 (6.0)
Operating profit (R’000) 206 436 205 015 0.7
Tonnes milled decreased slightly by 1.7%, reflecting a good
performance from the mine, despite stoppages experienced as a result of the fire at the neighbouring Phakisa Mine (which resulted in 11 shifts lost in the south east area) and shifts lost following the fatal accident.
Recovered grade stayed constant at 4.99g/t, supported by good face grades. Tshepong’s grade remains sensitive to stoping width, which is rigorously controlled by the under-cut mining method used at this mine. Gold production declined slightly, by 1.7%, in line with tonnes milled.
Total cash operating costs were well controlled, rising by only 4.2%, despite increases in electricity tariffs and winter rates (+35%) and other overhead costs. On a unit cash cost basis, costs rose by 6.0%
to R175 322/kg, which is the second lowest in the company. Cash operating profit improved by 0.7% to R206 million for the quarter, supported by a steady gold price.
The development of the Sub-71 decline is progressing well, despite the area having been directly affected by the Phakisa fire. Some delays in the commissioning of the belt were encountered, but this work was completed this quarter and, together with the completion of the temporary tip on 73 level, should assist in improving the development rate in the quarters to come.
Hidden Valley (held in Morobe Mining Joint Venture – 50% of
attributable production reflected)
September
June
%
Indicator
Units
2010
2010     variance
Tonnes (‘000) 427 304 40.5
Grade (g/t) 1.57 1.53 2.7
Gold produced (kg) 671 585* 14.7
Cash operating costs (R/kg) 244 720 244 544 (0.1)
Operating profit (R’000) 18 946 15 652 21.0
* Including 120kg which was capitalised in the June 2010 quarter before commercial levels of production was achieved.
Hidden Valley completed its first full quarter at commercial levels of production. Gold production showed a 14.7% improvement compared to the previous quarter with 671kg of attributable gold and 4 124kg of attributable silver produced (a 14.7% quarter-on-quarter improvement in silver production).
Process plant throughput dropped by 7.0% to 427 000 tonnes in the
September quarter. There were two principal causes of this reversal in the mill ramp-up trend:
•    the major factor was a deliberate decision to improve recoveries by pegging back the mill feed rate in July to counteract poor plant recoveries experienced at that stage which was caused by excessively high carbon loadings; and
•    a planned 72-hour shutdown in September.
As previously advised throughput rates are expected to remain constrained until the proportion of primary ore delivered to the processing plant increases in the second half of the year.
The focus to improve gold and silver recoveries continued during the quarter with improvements achieved in both the flotation plant and
CIL circuit. Average gold recoveries achieved for the quarter was 77%, a 5% improvement on the previous quarter. Average silver recoveries for the quarter improved by 45% to 38%.
Total material mined at the mine (ore and waste) was 3.4 million tonnes (1.7 million tonnes attributable), an increase of 12% compared to the previous quarter. This improvement reflected better availability of the mining fleet, the addition of five new HD785-7 haul trucks and improved manning levels in the mine operations workforce.
Total cash operating costs increased to R164 million (US$22.4 million)
reflecting the first full quarter of commercial operation (previous quarter’s cash operating costs were R114 million (US$14.9 million) for two months). Unit operating cost after silver credits remained constant quarter-on-quarter in rand terms (R244 720/kg). In US$ terms there was an increase of 3.4% to US$1 042/oz. Unit costs are expected to reduce significantly as the process plant ramps up to design capacity.
Other South African operations
Bambanani
September
June
%
Indicator
Units
2010
2010     variance
Tonnes (‘000) 129 129 –
Grade (g/t) 7.06 9.07 (22.2)
Gold produced (kg) 911 1 170 (22.1)
Cash operating costs (R/kg) 245 750 164 200 (49.7)
Operating profit (R’000) 46 485 143 028 (67.5)
The new, down-dip mining method in all high stoping width, steeply-
dipping panels has resulted in further mining improvements, proving the method’s success from both a safety and production perspective.
Tonnes milled remained constant, affected by under-performance in the upper pillars as a result of seismic activity, a pump column breakdown in the shaft and the seismic event at the end of September.
Grade reduced significantly, by 22.2% to 7.06g/t, from 9.07g/t the previous quarter. Decreases in face grade were according to plan, but were exacerbated by seismicity in the pillars. Specific attention to tramming discipline started to show improvements in belt grades in September 2010.
Bambanani, as a low-volume operation, is highly dependent on grade and the lower grade had a significant impact on gold production, which decreased by 22.1%.
Total cash operating costs rose by 16.5% compared with the previous quarter, mainly due to increased electricity costs (17.4%) and salary increases (8.4%). Lower gold production clearly had a negative impact on unit costs, which rose by 49.7% to R245 750/kg, and on cash profit, which declined by 67.5% to R46 million. Development on the shaft pillar project proceeded well, and was on target for the quarter.
Steyn 2
September
June
%
Indicator
Unit
2010
2010     variance
Gold produced (kg) 31 29 6.9
During the quarter, serious problems were encountered in the outer pillars, where opening-up operations are in progress. Four pillars opened up were lost due to a collapse of the entrances or centre raises.
This has a significant impact on the build-up, as production in the outer pillars will not improve in the near future. Progress was made on the decline shaft infrastructure, although the manual cleaning process is slow. The haulage system on 73 level to Bambanani is also being rehabilitated, and will assist Steyn 2 in maintaining its shaft bottom.
Various scenarios of mining the shaft pillar are being looked at and will be further refined during the next quarter.
Evander
September
June
%
Indicator
Units
2010
2010     variance
Tonnes (‘000) 140 146 (4.1)
Grade (g/t) 3.94 3.95 (0.3)
Gold produced (kg) 552 577 (4.3)
Cash operating costs (R/kg) 290 188 283 939 (2.2)
Operating (loss)/profit (R’000) (2 192) 4 429 (149.5)
Evander produced according to plan during the quarter as a result of improved environmental conditions in the decline working areas.
Evander’s plan includes lower production levels for the first six months of the 2011 financial year, because of a ventilation constraint on the decline shaft. It is expected that production will increase during the second half of the 2011 financial year.
The chilled water project, that pumps chilled water from 7 shaft refrigeration plant to 8 shaft, was completed during this quarter, and significantly reduced the heat load in the decline section.
Tonnes remained flat and recovered grade remained virtually constant at 3.94g/t.
Total cash operating costs decreased by 2.2% quarter-on-quarter mainly as a result of reduced labour cost after the restructuring, despite significant electricity cost increases. R/kg costs increased by
2.2% as a result of the lower tonnes and gold produced.
Joel
The shaft bottom rehabilitation process was completed in 50 days
(rather than the planned 59 days) and a permanent spillage
arrangement (spillage skip) will be installed during the December 2010 period. During the quarter, 43 production days were lost as a result of the stoppage, resulting in lower recovered grade at 3.70g/t. Cash costs decreased by 9.3%, mainly due to lower volumes mined due to the stoppage. Joel’s results indicate the serious impact of the shaft bottom stoppage.
Target 1
September
June
%
Indicator
Units
2010
2010     variance
Tonnes (‘000) 205 199 3.0
Grade (g/t) 4.08 4.37 (6.6)
Gold produced (kg) 836 869 (3.8)
Cash operating costs (R/kg) 215 050 221 938 3.1
Operating profit (R’000) 54 702 65 629 (16.6)
Tonnes milled increased by 3.0% quarter-on-quarter. This was largely achieved through increased narrow reef stope tonnages and improvements brought about through the ‘clean mining’ initiative, as well as an increase in tonnages from massive stopes and lower grade development ore.
Grade decreased by 6.6% on the previous quarter as a massive stope area could not be effectively mined following a fall of ground. This is expected to improve in the current quarter as mining progresses in the sub-level pillar.
Total cash operating costs were 6.8% down on the previous quarter, due to lower stores costs and overheads.
Target 3
September
June
%
Indicator
Unit
2010
2010     variance
Gold produced (kg) 111 92 20.7
The shaft continued with its build-up, but delays were experienced owing to poor sub-shaft conditions. Development progress was much improved, rising by 123.5% to 722m, from 323m the previous quarter.
Production for the quarter came mainly from the main shaft, at 35 000t.
Grade was 3.28g/t, resulting in the production of 111kg of gold.
Progress has been made on the sub-shaft infrastructure, which is the
Basal Reef mining area. During September 2010 a decision was taken to abandon the shaft below 71 level as a result of the collapse of the ore passes, and create a new belt level on 71 level. The new belt was designed, manufactured and installed in four weeks. The belt level was commissioned and started up on 5 October 2010, and will assist in the build-up in the sub-shaft on the Basal Reef.

Results for the first quarter
ended 30 September 2010
Virginia
September
June
%
Indicator
Units
2010
2010     variance
u/g tonnes milled (‘000) 244 241 1.2
Grade (g/t) 3.11 3.29 (5.5)
Gold produced (kg) 760 793 (4.2)
Cash operating costs (R/kg) 300 593 272 570 (10.3)
Operating profit (R’000) (2 136) 31 647 (106.7)
The Virginia operations recorded the same level of production as the previous quarter, despite the closure of Harmony 2 and Merriespruit 3.
The additional tonnes came from Merriespruit 1, albeit at a lower grade. Consequently, grade declined by 5.3% to 3.11g/t.
Total cash operating costs rose by 5.7% quarter-on-quarter mainly from increased electricity and plant costs. Savings were made on labour and stores compared with the previous quarter. Nonetheless, higher costs and lower gold production had a negative impact on operating profit, prompting the decision to close Merriespruit 1.
South African surface operations
Kalgold
September
June
%
Indicator
Units
2010
2010     variance
Tonnes (’000) 433 431 0.5
Grade (g/t) 0.85 0.95 (10.5)
Gold produced (kg) 368 410 (10.2)
Cash operating costs (R/kg) 238 840 185 629 (28.7)
Operating profit (R’000) 26 036 42 351 (38.5)
During the quarter topsoil stripping commenced in preparation for a new waste dump. The high strip ratio is as a result of 181 000 more waste tonnes mined for slope stability purposes and to cut back the perimeter of the pit according to the new design.
Recovered grade was 10.7% lower than the previous quarter due to lower feed grade. Higher grade ore blocks were delayed due to the planned opening up of the eastern high wall causing a drop in the feed grade. The average mining grade was 1.10g/t from the Watertank pit.
Total cash operating cost increased by 15.5% to R88 million and R/kg costs increased by 28.7%. Costs were mainly driven by a R9 million movement in the run-of-mine stock adjustment as a result of a reduction in the volume and grade on the stockpiles, as well as an increase in the contractor cost (as more waste tonnes were mined than in the previous quarter). It is expected that the mining cost will continue to be high in the December 2010 quarter, because of additional waste stripping, before this decreases again in the March 2011 quarter.
Cash operating profit decreased by 38.5% or R16.3 million, mainly due to cost increases.
Phoenix (tailings)
September
June
%
Indicator
Units
2010
2010     variance
Tonnes (’000) 1 546 1 337 15.6
Grade (g/t) 0.11 0.12 (8.3)
Gold produced (kg) 165 154 7.1
Cash operating costs (R/kg) 231 606 231 195 (0.2)
Operating profit (R’000) 9 133 9 266 (1.4)
Phoenix tailings saw an improved quarter with 15.6% improvement in tonnes milled. The improvement follows modifications at the Brand A monitoring site and the plant thickener systems. Gold produced improved by 7.1% due to higher volumes. The Phoenix team is focusing on improving recoveries to gain the benefit of higher tonnes.
Cash operating costs increased by 0.2% to R231 306/kg due to higher consumption of reagents and higher electricity and mechanical breakdown costs. Higher costs were offset by a stronger R/kg gold price, however, operating profit decreased by 1.4% to R9.1 million compared to last quarter.
Surface dumps
September
June
%
Indicator
Units
2010
2010     variance
Tonnes
(‘000)
858 711 20.7
Grade
(g/t)
0.62 0.68 (8.8)
Gold produced
(kg)
536 484 10.7
Gold sold
(kg)
536 484 10.7
Cash operating costs (R/kg)
196 034 158 539 (23.7)
Operating proﬁ t
(R’000)
43 533 55 896 (22.1)
The surface dumps tonnes milled increased by 20.7% compared to the
June 2010 quarter to 858 000 tonnes. Gold production kilograms also increased by 10.7%, despite the grade that decreased with 8.8% to
0.62g/t for the September 2010 quarter. Cash operating unit cost is at
R196 034/kg, 23.7% higher than the previous quarter.

Development
Note: The ore reserve block grades reflect the grades of the blocks in the life of mine plans of the various operations. Those blocks are to a large degree the blocks above a certain cut off grade that has been targeted for mining. The development grades are the grades as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.
Bambanani
There was a quarter-on-quarter improvement in the development grades as a result of development in the shaft pillar and high grades sampled in the 114 line between 98 and 103 levels. This resulted in the quarterly development grade being in line with the ore reserve grade.
Doornkop
The South Reef development grades achieved during the quarter is in line with expectations and in line with the ore reserve block grades.
Lower grades are expected in the coming quarter as new on reef development commences in a more distal portion of the orebody on
202 level. No on reef development is planned for the Kimberly reef.
Evander
There was an improvement in grade compared to the previous quarter because development is now focused on the Kinross payshoot, where the ventilation constraint that the shaft experienced since January 2010 has been resolved.
Joel
Development metres were poor during the quarter as a result of the shaft stoppage. The metres that was sampled though, indicated high grades reinforcing the grade expectations for 129 level.
Kusasalethu
The new mine returned very good grades once again from 105 and
109 level which is in line with expectation.
Masimong
The Basal Reef development value improved and is in line with the expected grades of the areas being developed. There was a drop in the B reef grades due to some of the wide raises going into out of channel areas.
Phakisa
As previously mentioned the majority of development at Phakisa is still taking place in the lower grade central block with its very erratic nature in terms of grade. There was, however, a quarter-on-quarter improvement in development grades where some of the development towards the south in the basal reef Steyn facies achieved better grades than expected. The major drive is still on the development of the area to the north to get into the higher grade Black Chert facies and move closer to the average reserve grade.
Target (narrow reef mining)
At Target 1 shaft good values were sampled in two raises that are being developed for narrow reef stoping. It is important to note that this is not representative of Target 1 shaft as a whole as it excludes the massive mining as well as the raises developed for rock engineering requirements.
The development metres at Target 3 shaft continues to increase quarter-on-quarter where some promising grades are being sampled in the A-reef raises. Once the ventilation constraints have been removed, development will also start on the Basal reef and B reef.
Tshepong
The Basal Reef development grade was lower quarter-on-quarter, but still in line with the ore reserve grade. Some of the raise lines sampled will be re-investigated to ensure that the bottom contact of the Basal reef has been exposed. There was an improvement in the B reef development grade quarter-on-quarter.
Virginia
At Unisel there was an improvement in the development grade, mainly because of better grades in the Middle reef in the decline section. The
Leader and Basal reef grades were also better quarter-on-quarter.
Ore Reserve Block Grades v Development Grades

Results for the first quarter
ended 30 September 2010
Exploration
South Africa
Joel North
For the purpose of extending the life of Joel, a drilling programme was undertaken that resulted in favourable results. We have commenced with a pre-feasibility study in these areas, which is scheduled to be completed in October 2010.
Poplar
The Poplar project is in the Evander region immediately north of
Evander South. Exploration drilling was carried out by previous owners over a fifty-year period resulting in numerous feasibility reports. The resource occurs between 500m and 1 300m below surface and the relatively shallow depth allows the project to potentially produce its first gold within five years.
The drilling programme consists of 25 holes (19 500m) and it is expected that the programme will take 12 months to complete. The drilling is ahead of schedule with a total of 8 468 metres drilled in the
September 2010 quarter.
International (Papua New Guinea)*
Morobe Mining Joint Venture (MMJV)
Wafi-Golpu
The Wafi-Golpu Project in Papua New Guinea (PNG) has shown further significant exploration drill hole intercepts at the Golpu porphyry copper-gold deposit, which is part of the MMJV. During the quarter
Harmony released an updated Statement of Reserves and Resources which included an appreciable increase in the Wafi-Golpu Resource to
16Moz of gold and 4.8Mt of copper. Additional exploration drilling at
Golpu undertaken during the quarter has further extended the deposit with significant intercepts as follows:
•    WR347: 799m@1.43g/t Au, 1.90% Cu from 883m including
616m @ 1.79g/t Au, 2.34% Cu from 910m
•    WR348: 561m@0.51g/t Au, 0.99% Cu from 179m including
209m @ 0.89g/t Au, 1.88% Cu from 359m
•    WR349: 327m@0.39g/t Au, 1.23% Cu from 194m including
117m @ 0.63g/t Au, 2.09% Cu from 262m
WR347 was drilled as a 100m step-out hole on the northern margin of the existing resource. The intercept correlates with a zone of bornite (Cu
5
FeS
4
) mineralisation, whereas most other mineralisation
is chalcopyrite (CuFeS
2
) and represents the highest grade results ever
returned from drilling at the project. This intersection significantly extends the higher grade core of the Golpu Resource to the north with the ore body remaining open in this direction and at depth.
WR349 indicates that the high grade porphyry mineralisation extends to the north and closer to the surface than previously modelled.
As a result of this drilling, the Wafi-Golpu exploration target has been upgraded to 30Moz of gold and 8Mt of copper based on a tonnage range between 900 and 1 400 million tonnes. This targets growth of epithermal deposits to between 100 and 200 million tonnes at a grade range between 1.5 and 2.0g/t plus porphyry deposits to a range of
800 and 1 200 million tonnes at grades between 0.7 and 1.1% copper and 0.5 to 0.9g/t gold (approved by competent persons).
The Wafi-Golpu Concept Study (Concept Study) was completed during
August 2010. The Concept Study was building on previous studies and was updated with new information and enhanced development approaches during the study. The Concept Study demonstrates that a very robust business case exists for the project and therefore both
Harmony and Newcrest have approved that the project progresses to the Pre-Feasibility Study phase.
The main value drivers, for which several options will be considered during the Pre-Feasibility Study, are:
•    further increasing the tonnage and grade of the resource;
•    optimise the production rates from the panel caves to suit the footprint and draw heights;
•    optimise the gold recovery of the refractory Wafi ore bodies; and
•    positioning of infrastructure, waste dumps and tailings storage facilities in such areas to minimise the impact on the environment and to optimise the costs.
The joint venture study team is targeting to complete the
Pre-Feasibility Study towards the end of calendar year 2011.
The Pre-Feasibility Study cost, which includes the construction of an access road, the establishment of a camp and associated infrastructure and the commencement of underground exploration access, is
estimated to be US$150 million. Approval for the construction of the access road and establishment of a camp and associated infrastructure has been obtained from the local landowners and construction of the access road will commence early during 2011.
Hidden Valley satellite deposit exploration
Work to establish satellite resources and capitalise on the infrastructure around Hidden Valley has included:
•    Diamond drilling at the Tais Creek and Waterfall prospects (6 holes/
2 395m);
•    Mapping and rock chip sampling at the Kulang Prospect located approximately 5km north of the Kerimenge deposit.
Kulang Prospect – EL497 JV
The Kulang prospect is located approximately 5km north of the historic
Kerimenge deposit and approximately 7km east of the Hamata plant site. Reconnaissance mapping and rock chip sampling has defined a zone in excess 1.5km long and up to 50m wide of epithermal gold mineralisation. The mineralisation is evident as a silicified, and manganese carbonate veined structural zone, accompanied by base metal sulphides.
Rock chip samples have returned assays up to 8.4g/t Au with some samples containing visible gold. Several areas along the structure are now being exploited by local artisanal miners.
Pinkish rhodochrosite (manganocarbonate) and base metal veins form
Kulang Prospect with assaying 5.29g/t Au and 181g/t Ag.
Programme planning is currently underway with the aim to fast track drill testing of the mineralised structure.

PNG Exploration (Harmony 100%)
Mount Hagen Project (EL1611 and EL1596)
Exploration activities focused on drilling at the Kurunga prospect with three holes completed for 949m. Reconnaissance mapping and sampling at Bakil Prospect continued. A regional helicopter borne magnetic survey for the Mount Hagen Project tenements commenced in September 2010.
Kurunga Prospect
First pass drilling was completed at the Kurunga prospect for a total of 7 holes/2 450m. Only part assay results returned from drill hole
KUDD005 have been received with best results returned to date:
KUDD005: 3m @ 4.72g/t Au from 68m;
9m @ 0.53g/t Au from 83m.
The 3m intercept in KUDD005 correlates with a fault zone with sericite pyrite alteration and includes 1m grading 12.3g/t Au associated with massive pyrite mineralisation.
The final hole of the programme KUDD007 was completed to a depth of
335m and looked encouraging. The hole intersected +200 of moderate to intense sheeted to stockwork quartz-chlorite-carbonate-sulphide veining with associated magnetite-destructive phyllic alteration.
Assays for this hole remain outstanding.
Bakil Prospect
•    561 soil samples were collected over approximately 22 line kilometers of ridge and spur soil sampling in the western zone
(west of the Mogilip River). The sampling covered an area of approximately 4 x 4 km and includes the area of strong argillic alteration identified in the Bakil landslips. Following completion of the western zone soils, a fly camp will be constructed on the eastern side of the Mogilip river to service the ridge and spur sampling there.
•    109 rock chip samples were collected, including channel samples.
Results for some of the grab samples have been received and
included the high grade copper results of up to 9.3% Cu as
discussed in the significant results section.
•    Preliminary mapping work at Bakil indicates a large (>1km diameter)
clay-sulphide (argillic) alteration and leached zone occurring centred in the Bakil landslip area where bedrock is well-exposed.
The alteration appears to show close association with E-W and
NE-SW trending faults. Significantly, new occurrences of copper mineralisation in outcrop are being regularly discovered as the exploration team covers more ground.
Amanab Project (EL1708)
Field work at the Amanab project continued with first pass ridge and spur soil sampling and reconnaissance rock chip sampling at Yup river
East and West prospects. A total of 360 soil samples and 17 rock chip samples were collected and submitted for assay during the quarter but to date only partial results have been received.
* The technical information was compiled by Greg Job, Harmony’s New Business Executive for
   South-East Asia, who has the overall responsibility and accountability for the Golpu Project, in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources
   and Ore Reserves (SAMREC) 2007. Mr Job has 21 years` experience in mine and resource geology and is a member of the Australian Institute of Mining and Metallurgy. He is a full time employee of Harmony and qualifies as Competent Person as defined in the SAMREC code and the Australian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
   (JORC). Mr Job has consented to the inclusion of the exploration details based on the information in the form and context in which it appears.

Results for the first quarter
ended 30 September 2010
15
Operating results (Rand/Metric)/(US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Total SA
South
South
Interna
Kusasa-
Under-
Total
Africa
Africa
Hidden
tional
Harmony
Bambanani
Doornkop
Evander
Joel
lethu   Masimong
Phakisa
Steyn 2
Target 1
Target 3    Tshepong
Virginia
ground
Kalgold
Phoenix
Dumps
Surface
Other
Total
Valley
Other
Total
Ore milled
– t’000
Sep-10
129
140
140
40
269
243
86
–
205
–
338
244
1 834
433
1 546
858
2 837
–
4 671
427
–
5 098
Jun-10 129 139 146 91 314 218 95 – 199 – 344 241 1 916 431 1 337 711 2 479 – 4 395 304 – 4 699
Gold produced
– kg
Sep-10
911
541
552
148
1 513
1 263
377
31
836
111
1 688
760
8 731
368
165
536
1 069
–
9 800
671
–
10 471
Jun-10 1 170 508 577 378 1 400 1 201 416 29 869 92 1 718 793 9 151 410 154 484 1 048 – 10 199 585 – 10 784
Gold produced
– oz
Sep-10
29 289
17 394
17 747
4 758
48 644
40 606
12 121
997
26 878
3 569
54 270
24 435
280 708
11 831
5 305
17 233
34 369
–
315 077
21 573
–
336 650
Jun-10 37 616 16 333 18 551 12 153 45 011 38 613 13 375 932 27 939 2 958 55 235 25 496 294 212 13 182 4 951 15 561 33 694 – 327 906 18 808 – 346 714
Yield
– g/tonne Sep-10
7.06
3.86
3.94
3.70
5.62
5.20
4.38
–
4.08
–
4.99
3.11
4.68
0.85
0.11
0.62
0.38
–
2.07
1.57
–
2.03
Jun-10 9.07 3.65 3.95 4.15 4.46 5.51 4.38 – 4.37 – 4.99 3.29 4.71 0.95 0.12 0.68 0.42 – 2.29 1.53 – 2.24
Cash operating
– R/kg
Sep-10
245 750
249 294
290 188
588 101
225 164
161 372
296 520
–
215 050
–
175 322
300 593
228 946
238 840
231 606
196 034
216 260
–
227 542
244 720
–
228 658
costs
Jun-10 164 200 222 276 283 939 253 926 209 112 145 521 231 570 – 221 938 – 165 375 272 570 201 753 185 629 231 195 158 539 179 814 – 199 472 244 544 – 201 460
Cash operating
– $/oz
Sep-10
1 046
1 061
1 236
2 504
959
687
1 263
–
916
–
746
1 280
975
1 017
986
835
921
–
969
1 042
–
974
costs
Jun-10 677 916 1 171 1 047 862 600 955 – 915 – 682 1 124 832 765 953 654 741 – 822 1 008 – 831
Cash operating
– R/tonne Sep-10
1 735
963
1 144
2 176
1 266
839
1 300
–
877
–
876
936
1 072
203
25
122
81
–
470
385
–
463
costs
Jun-10 1 489 812 1 122 1 055 932 802 1 014 – 969 – 826 897 951 177 27 108 76 – 457 374 – 452
Gold sold
– kg
Sep-10
939
585
608
152
1 661
1 302
388
31
847
111
1 739
776
9 139
402
165
536
1 103
–
10 242
627
–
10 869
Jun-10 1 185 486 588 339 1 241 1 216 421 29 835 92 1 740 949 9 121 405 154 484 1 043 – 10 164 575 – 10 739
Gold sold
– oz
Sep-10
30 190
18 808
19 548
4 887
53 402
41 860
12 474
997
27 232
3 569
55 910
24 949
293 826
12 925
5 305
17 233
35 463
–
329 289
20 158
–
349 447
Jun-10 38 099 15 625 18 905 10 899 39 899 39 095 13 535 932 26 846 2 958 55 942 30 511 293 246 13 021 4 951 15 561 33 533 – 326 779 18 487 – 345 266
Revenue
(R’000)
Sep-10
269 901
168 047
174 211
43 915
475 433
374 366
111 701
–
244 091
–
500 096
222 842
2 584 603
115 562
47 348
153 582
316 492
–
2 901 095
181 854
–
3 082 949
Jun-10 351 782 143 719 173 936 98 498 365 469 360 950 125 134 – 250 664 – 515 208 277 489 2 662 849 117 637 44 870 140 711 303 218 – 2 966 067 78 996 – 3 045 063
Cash operating
(R’000)
Sep-10
223 878
134 868
160 184
87 039
340 673
203 813
111 788
–
179 782
–
295 944
228 451
1 966 420
87 893
38 215
105 074
231 182
–
2 197 602
164 207
–
2 361 809
costs
Jun-10 192 114 112 916 163 833 95 984 292 757 174 771 96 333 – 192 864 – 284 114 216 148 1 821 834 76 108 35 604 76 733 188 445 – 2 010 279 113 713 – 2 123 992
Inventory
(R’000)
Sep-10
(462)
12 677
16 219
(11 971)
46 002
(1 979)
(407)
–
9 607
–
(2 284)
(3 473)
63 929
1 633
–
4 975
6 608
–
70 537
(1 299)
–
69 238
movement
Jun-10 16 640 (1 615) 5 674 (5 817) (50 066) 4 127 5 339 – (7 829) – 26 079 29 694 22 226 (822) – 8 082 7 260 – 29 486 (50 369) – (20 883)
Operating costs
(R’000)
Sep-10
223 416
147 545
176 403
75 068
386 675
201 834
111 381
–
189 389
–
293 660
224 978
2 030 349
89 526
38 215
110 049
237 790
–
2 268 139
162 908
–
2 431 047
Jun-10 208 754 111 301 169 507 90 167 242 691 178 898 101 672 – 185 035 – 310 193 245 842 1 844 060 75 286 35 604 84 815 195 705 – 2 039 765 63 344 – 2 103 109
Operating
(R’000)
Sep-10
46 485
20 502
(2 192)
(31 153)
88 758
172 532
320
–
54 702
–
206 436
(2 136)
554 254
26 036
9 133
43 533
78 702
–
632 956
18 946
–
651 902
proﬁ t
Jun-10 143 028 32 418 4 429 8 331 122 778 182 052 23 462 – 65 629 – 205 015 31 647 818 789 42 351 9 266 55 896 107 513 – 926 302 15 652 – 941 954
Operating proﬁ t
($’000)
Sep-10
6 363
2 807
(300)
(4 265)
12 150
23 618
44
–
7 488
–
28 259
(292)
75 872
3 564
1 249
5 960
10 773
–
86 645
2 594
–
89 239
Jun-10 18 957 4 297 587 1 104 16 273 24 130 3 109 – 8 698 – 27 174 4 195 108 524 5 613 1 228 7 408 14 249 – 122 773 2 074 – 124 847
Capital
(R’000)
Sep-10
38 917
69 496
59 207
18 337
104 357
40 463
91 716
44 290
62 112
56 067
60 650
30 173
675 785
4 645
–
–
4 645
7 626
688 056
59 218
1 990
749 264
expenditure
Jun-10 33 366 104 138 38 078 18 100 85 991 44 759 117 399 59 206 69 223 42 839 69 935 37 775 720 809 4 383 599 – 4 982 23 958 749 749 73 149 1 363 824 261
Capital
($’000)
Sep-10
5 327
9 513
8 105
2 510
14 285
5 539
12 555
6 063
8 502
7 675
8 302
4 130
92 506
636
–
–
636
1 044
94 186
8 106
272
102 564
expenditure
Jun-10 4 422 13 803 5 047 2 399 11 397 5 932 15 560 7 847 9 175 5 678 9 269 5 007 95 536 581 79 – 660 3 175 99 371 9 695 181 109 247
Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached. Included in the gold produced for the June quarter is 120kg which was capitalised for Hidden Valley.

Results for the first quarter
ended 30 September 2010
CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)
Quarter ended
Year ended
30 September
30 June
30 September¹
30 June
2010
2010
2009
2010
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Note
R million
R million
R million
R million
Continuing operations
Revenue                                                                                                                    3 083               3 045                     2 747             11 284
Cost of sales                                                                                              2            (2 995)             (2 649)                   (2 600)           (10 484)
Production costs                                                                                                   (2 408)            (2 075)                   (2 195)             (8 325)
Royalty expense                                                                                                       (23)                (28)                           –                 (33)
Amortisation and depreciation                                                                                    (426)               (383)                      (350)            (1 375)
Impairment of assets                                                                                                    –                 (30)                           –               (331)
Employment termination and restructuring costs                                                           (78)                 (82)                           –               (205)
Other items                                                                                                              (60)                 (51)                       (55)               (215)
Gross proﬁt                                                                                                                   88                 396                        147                 800
Corporate, administration and other expenditure                                                                 (94)               (124)                        (79)               (382)
Social investment expenditure                                                                                         (16)                 (28)                         (9)                 (81)
Exploration expenditure                                                                                                  (99)                 (60)                        (48)               (219)
Profit on sale of property, plant and equipment                                                                    16                 101                           –                 104
Other (expenses)/income – net                                                                                        (54)                   40                        (74)                (58)
Operating (loss)/proﬁt                                                                                               (159)                  325                       (63)                 164
(Loss)/profit from associates                                                                                           (8)                   (7)                          31                   56
Loss on sale of investment in subsidiary                                                                             –                     –                           –                 (24)
Net gain on financial instruments                                                                   3                311                    11                           –                   38
Investment income                                                                                                         14                     25                         71                 187
Finance cost                                                                                                                (59)                   (94)                       (54)               (246)
Proﬁt/(loss) before taxation                                                                                           99                   260                       (15)                 175
Taxation                                                                                                                          6                 (230)                       (18)               (335)
Normal taxation                                                                                                         (9)                  (20)                       (28)                 (84)
Deferred taxation                                                                                                       15                 (210)                        10                (251)
Net proﬁt/(loss) from continuing operations                                                                105                    30                       (33)                (160)
Discontinued operations
(Loss)/profit from discontinued operations                                        4              (3)              (17)                   4              (32)
Net proﬁt/(loss)                                                                                 102               13                (29)             (192)
Attributable to:
Owners of the parent 102 13 (29) (192)
Non-controlling interest – – – –
Earnings/(loss) per ordinary share (cents) 5
– Earnings/(loss) from continuing operations 24 7 (8) (38)
– (Loss)/earnings from discontinued operations (1) (4) 1 (8)
Total earnings/(loss) per ordinary share (cents)
23
3
(7)
(46)
Diluted earnings/(loss) per ordinary share (cents) 5
– Earnings/(loss) from continuing operations 24 7 (8) (38)
– (Loss)/earnings from discontinued operations (1) (4) 1 (8)
Total diluted earnings/(loss) per ordinary share (cents)
23
3
(7)
(46)
The accompanying notes are an integral part of these condensed consolidated financial statements.
¹ The comparative ﬁgures are re-presented due to Mount Magnet being reclassiﬁ ed as a discontinued operation. See note 4 in this regard.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Rand)
Quarter ended
Year ended
30 September
30 June
30 September
30 June
2010
2010
2009
2010
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
R million
R million
R million
R million
Net proﬁ t/(loss) for the period
102
13
(29)
(192)
Other comprehensive income/(loss) for the period, net of income tax 106 (166) 15 (131)
Foreign exchange translation 106 (161) 19 (127)
Fair value movement of available-for-sale investments – (5) (4) (4)
Total comprehensive income/(loss) for the period
208
(153)
(14)
(323)
Attributable to:
Owners of the parent 208 (153) (14) (323)
Non-controlling interest – – – –

Results for the first quarter
ended 30 September 2010
CONDENSED CONSOLIDATED BALANCE SHEET (Rand)
At
At
At
30 September
30 June
30 September
2010
2010
2009
(Unaudited)
(Audited)
(Unaudited)
Note
R million
R million
R million
ASSETS
Non-current assets
Property, plant and equipment 29 873 29 556 28 457
Intangible assets 2 199 2 210 2 218
Restricted cash 116 146 165
Restricted investments 1 787 1 742 1 668
Investments in financial assets 296 12 39
Investments in associates 377 385 360
Inventories 237 214 –
Trade and other receivables 67 75 72
34 952 34 340 32 979
Current assets
902 987 1 147
Trade and other receivables 649 932 838
Income and mining taxes 73 74 45
Cash and cash equivalents 772 770 1 094
2 396                     2 763                      3 124
Assets of disposal groups classified as held for sale                                                  4                         –                        245
2 396                     3 008                     3 124
Total assets                                                                                                                             37 348                    37 348                   36 103
EQUITY AND LIABILITIES
Share capital and reserves
Share capital                                                                                                                             28 269                    28 261                   28 093
Other reserves                                                                                                                              395                        258                        388
Retained earnings                                                                                                                          578                        690                        853
29 242                   29 209                    29 334
Non-current liabilities
Deferred tax                                                                                                                               3 572                     3 534                     3 265
Provision for environmental rehabilitation                                                                                        1 723                     1 692                    1 564
Retirement benefit obligation and other provisions                                                                              169                        169                       166
Borrowings                                                                                                             6                      970                        981                       108
6 434                     6 376                     5 103
Current liabilities
Borrowings                                                                                                             6                       207                     209                         260
Income and mining taxes                                                                                                                   13                         9                           21
Trade and other payables                                                                                                              1 452                    1 410                      1 385

1 672                    1 628                       1 666
Liabilities of disposal groups classified as held for sale                                               4                         –                        135                           –
1 672                    1 763                     1 666
Total equity and liabilities                                                                                                        37 348                  37 348                    36 103
Number of ordinary shares in issue                                                                                      428 850 584           428 654 779            426 024 653
Net asset value per share (cents)                                                                                                  6 819                    6 814                     6 886
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited)(Rand)
for the period ended 30 September 2010
Share
Other
Retained
capital
reserves
earnings
Total
R million
R million
R million
R million
Balance – 30 June 2010 28 261 258 690 29 209
Issue of shares 8 – – 8
Share-based payments – 31 – 31
Total comprehensive income for the period – 106 102 208
Dividends paid – – (214) (214)
Balance as at 30 September 2010
28 269
395
578
29 242
Balance – 30 June 2009 28 091 339 1 095 29 525
Issue of shares 2 – – 2
Share-based payments – 34 – 34
Total comprehensive loss for the period – 15 (29) (14)
Dividends paid – – (213) (213)
Balance as at 30 September 2009
28 093
388
853
29 334

Results for the first quarter
ended 30 September 2010
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)
Quarter ended
Year ended
30 September
30 June
30 September
30 June
2010
2010
2009
2010
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
R million
R million
R million
R million
Cash ﬂow from operating activities
Cash generated by operations
703 884 225 1 611
Interest and dividends received 14 25 68 187
Interest paid (30) (38) (9) (90)
Income and mining taxes paid (4) (55) (25) (125)
Cash generated by operating activities 683 816 259 1 583
Cash ﬂow from investing activities
Decrease/(increase) in restricted cash
30 – (3) 15
Proceeds on disposal of investment in subsidiary 229 – – 24
Proceeds on disposal of available-for-sale financial assets – 8 15 50
Other investing activities 10 (11) 8 (12)
Net additions to property, plant and equipment (748) (708) (907) (3 493)
Cash utilised by investing activities (479) (711) (887) (3 416)
Cash ﬂow from ﬁnancing activities
Borrowings raised
– 300 – 1 236
Borrowings repaid (7) (106) (7) (391)
Ordinary shares issued – net of expenses 8 7 2 18
Dividends paid (214) – (213) (213)
Cash (utilised)/generated by financing activities (213) 201 (218) 650
Foreign currency translation adjustments
11
(17)
(10)
3
Net increase/(decrease) in cash and cash equivalents 2 289 (856) (1 180)
Cash and cash equivalents – beginning of period 770 481 1 950 1 950
Cash and cash equivalents – end of period
772
770
1 094
770

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2010
1.
Accounting policies
Basis of accounting
The condensed consolidated financial statements for the period ended 30 September 2010 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2010. These condensed consolidated financial statements are prepared in accordance with
IAS 34, Interim Financial Reporting, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2010.
2.
Cost of sales
Quarter ended
Year ended
30 September
30 June
30 September¹
30 June
2010
2010
2009
2010
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
R million
R million
R million
R million
Production costs 2 408 2 075 2 195 8 325
Royalty expense 23 28 – 33
Amortisation and depreciation 426 383 350 1 375
Impairment of assets² – 30 – 331
Rehabilitation expenditure 4 14 4 29
Care and maintenance cost of restructured shafts 25 15 17 57
Employment termination and restructuring costs 78 82 – 205
Share-based payments 31 41 34 148
Provision for post-retirement beneﬁ ts – (19) – (19)
Total cost of sales
2 995
2 649
2 600
10 484
(1)
The comparative figures are re-presented due to Mount Magnet being reclassified as part of discontinued operations. See note 4 in this regard.
(2)
The impairment for the year ended 30 June 2010 relates mainly to Virginia and Evander, which was recorded as a result of shaft closures.
3.
Net gain on financial instruments
On 3 September 2010, Harmony Gold Mining Company Limited (Harmony) entered into two transactions with Witwatersrand Consolidated
Gold Resources Limited (Wits Gold), in which Wits Gold will obtain a prospecting right over Harmony’s Merriespruit South area and the option held by ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (Freegold), a wholly owned subsidiary of Harmony. The option was to acquire a beneficial interest of up to 40% in any future mines established by Wits Gold on certain properties in the Southern Free
State (Freegold option), which will be cancelled. Harmony will abandon a portion of its mining right in respect of the Merriespruit South area to enable Wits Gold to include this area in its prospecting right, which is located immediately south of the Merriespruit South area.
The total consideration is R336 million (R61 million for the prospecting area and R275 million for the cancellation of the option agreement), which will be settled in cash or in a combination of cash and shares in Wits Gold, when all remaining conditions precedent to the transaction have been fulfilled. The group classifies the Freegold option as a financial asset at fair value through profit and loss and has recognised a fair value movement gain in the consolidated income statement of R273 million following the conclusion of the agreements on 3 September 2010.
4.
Disposal groups classified as held for sale and discontinued operations
The conditions precedent for the sale of Mount Magnet were fulfilled and the transaction became effective on 20 July 2010. A total purchase consideration of R238 million was received from Ramelius Resources Limited in exchange for 100% of the issued shares of Mount Magnet.
The group recognised a total profit of R104 million, net of tax, before the realisation of accumulated foreign exchange losses of R107 million from other comprehensive income to the consolidated income statement on the effective date. The income statement and earnings per share amounts for all comparative periods have been re-presented to disclose the operation as a discontinued operation.

Results for the first quarter
ended 30 September 2010
5.
Earnings/(loss) per ordinary share
Earnings/(loss) per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended
30 September 2010: 428.7 million (30 June 2010: 427.6 million, 30 September 2009: 425.9 million), and the year ended 30 June 2010: 426.4 million.
The fully diluted earnings/(loss) per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 30 September 2010: 429.9 million (30 June 2010: 429.1 million, 30 September 2009: 427.2 million), and the year ended
30 June 2010: 427.8 million.
Quarter ended
Year ended
30 September
30 June
30 September¹
30 June
2010
2010
2009
2010
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Total earnings/(loss) per ordinary share (cents):
Basic earnings/(loss) 23 3 (7) (46)
Fully diluted earnings/(loss) 23 3 (7) (46)
Headline earnings/ (loss) 33 (10) (12) (7)
– from continuing operations 33 (6) (13) 1
– from discontinued operations – (4) 1 (8)
Diluted headline earnings/(loss) 33 (10) (12) (7)
– from continuing operations 33 (6) (13) 1
– from discontinued operations – (4) 1 (8)
R million
R million
R million
R million
Reconciliation of headline earnings/(loss):
Continuing operations
Net proﬁt/(loss) 105 30 (33) (160)
Adjusted for:
Proﬁt on sale of property, plant and equipment (16) (101) – (104)
Taxation effect of proﬁ t on sale of property, plant and equipment 5 21 – 22
Net gain on ﬁ nancial instruments – (5) (2) (7)
Taxation effect of gain on ﬁnancial instruments – 1 1 2
Foreign exchange loss/(gain) reclassiﬁ ed from other comprehensive income 47 – (22) (22)
Taxation effect of foreign exchange loss/(gain) reclassiﬁed
from other comprehensive income
– – – –
Loss on sale of investment in subsidiary – – – 24
Taxation effect of loss on sale of investment in subsidiary – – – (7)
Impairment of other investments – 1 – –
Taxation effect of impairment of other investments – – – –
Impairment of assets – 30 – 331
Taxation effect of impairment of assets – (4) – (75)
Impairment of investment in associate – – 2 –
Taxation effect of impairment of investment in associate – – – –
Headline earnings/(loss)
141
(27)
(54)
4
Discontinued operations
Net (loss)/proﬁt (3) (17) 4 (32)
Adjusted for:
Proﬁ t on sale of investment in subsidiary (138) – (1) (1)
Taxation effect of proﬁt on sale of investment in subsidiary 34 – – –
Foreign exchange loss reclassiﬁ ed from other comprehensive income 107 – – –
Taxation effect of foreign exchange loss reclassiﬁed from
other comprehensive income
– – – –
Headline (loss)/earnings
–
(17)
3
(33)
Total headline earnings/(loss)
141
(44)
(51)
(29)
(¹)
The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operation. See note 4 in this regard.

6.
Borrowings
30 September
30 June
30 September
2010
2010
2009
(Unaudited)
(Audited)
(Unaudited)
R million
R million
R million
Total long-term borrowings 970 981 108
Total current portion of borrowings 207 209 260
Total borrowings
(
¹
) (
²
)
1 177 1 190 368
(
¹
)
On 11 December 2009, the company entered into a loan facility with Nedbank Limited, comprising of a Term Facility of R900 million and a Revolving Credit Facility of R600 million. Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate, which is fixed for a three-month period, equal to JIBAR plus 3.5%. Interest is repayable quarterly.
The Term Facility is repayable bi-annually in equal instalments of R90 million over 5 years. The first instalment was paid on 30 June 2010.
The Revolving Credit Facility is repayable after 3 years.
(
²
)
Included in the borrowings is R74 million (June 2010: R91 million; September 2009: R104 million) owed to Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments are as follows:
30 September
30 June
30 September
2010
2010
2009
(Unaudited)
(Audited)
(Unaudited)
R million
R million
R million
Due within one year 30 33 31
Due between one and ﬁ ve years 46 60 76
76 93 107
Future ﬁ nance charges (2) (2) (3)
Total future minimum lease payments 74 91 104
7.
Commitments and contingencies
30 September
30 June
30 September
2010
2010
2009
(Unaudited)
(Audited)
(Unaudited)
R million
R million
R million
Capital expenditure commitments:
Contracts for capital expenditure
369 335 528
Authorised by the directors but not contracted for 2 070 1 006 1 829
2 439 1 341 2 357
This expenditure will be financed from existing resources and borrowings where necessary.
Contingent liability
For a detailed disclosure on contingent liabilities refer to Harmony’s annual report for the financial year ended 30 June 2010, available on the group’s website www.harmony.co.za. There were no significant changes in contingencies since 30 June 2010.
8.
Dividends paid
On 13 August 2010, the Board of Directors approved a final dividend for the 2010 financial year of 50 SA cents per share. The total dividend amounting to R214 million was paid on 20 September 2010.
9.
Subsequent events
Closure of Merriespruit 1
On 4 October 2010, the decision was made to finally close Merriespruit 1 shaft, under the Section 189 of the Labour Relations Act already in place. The closure was postponed in terms of an agreement reached with organised labour to keep the shaft open while it remained profitable.

Results for the first quarter
ended 30 September 2010
10. Segment report
The segment report follows on page 25.
11. Reconciliation of segment information to consolidated income statements and balance sheet
30 September
30 September¹
2010
2009
(Unaudited)
(Unaudited)
R million
R million
The “reconciliation of segment data to consolidated financials” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report.
Revenue from:
Discontinued operations – –
Production costs from:
Discontinued operations – –
Reconciliation of production proﬁt to gross proﬁt:
Total segment revenue 3 083 2 747
Total segment production costs (2 431) (2 195)
Production proﬁt as per segment report 652 552
Less: discontinued operations
– –
652 552
Cost of sales items other than production costs and royalty expense (564) (405)
Amortisation and depreciation (426) (350)
Employment termination and restructuring costs (78) –
Share-based payments (31) (34)
Rehabilitation costs (4) (4)
Care and maintenance costs of restructured shafts (25) (17)
Gross proﬁt as per income statements *
88
147
Reconciliation of total segment mining assets to consolidated property, plant and equipment:
Property, plant and equipment not allocated to a segment:
Mining assets 829 596
Undeveloped property 5 139 5 139
Other non-mining assets 67 66
6 035
5 801
¹
The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operations. See note 4 in this regard.
*
The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

SEGMENT REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2010 (Rand/Metric) (Unaudited)
Production
Production
Mining
Capital
Kilograms
Tonnes
Revenue
costs
(1)
proﬁt/(loss)
assets
expenditure
produced
milled
R million
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Bambanani
(2)
270 223 47 987 83 942 129
Doornkop 168 148 20 2 896 70 541 140
Evander 174 176 (2) 935 59 552 140
Joel 44 75 (31) 184 18 148 40
Kusasalethu 475 387 88 3 046 104 1 513 269
Masimong 374 202 172 815 41 1 263 243
Phakisa 112 111 1 4 133 92 377 86
Target
(2)
244 189 55 2 598 118 947 205
Tshepong 500 294 206 3 620 61 1 688 338
Virginia 223 225 (2) 694 30 760 244
Surface
All other surface operations
(3)
317 238 79 145 12 1 069 2 837
Total South Africa
2 901
2 268
633
20 053
688
9 800
4 671
International
Papua New Guinea
182 163 19 3 785 61 671 427
Total international
182
163
19
3 785
61
671
427
Total continuing operations
3 083
2 431
652
23 838
749
10 471
5 098
Discontinued operations
Mount Magnet
– – – – – – –
Total discontinued operations
–
–
–
–
–
–
–
Total operations
3 083
2 431
652
23 838
749
10 471
5 098
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 11)
– – 6 035
3 083
2 431
29 873
Notes:
(1)  Production costs includes royalty expense.
(2)  Production statistics for Steyn 2 and Target 3 are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.
(3)  Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.

Results for the first quarter
ended 30 September 2010
SEGMENT REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2009 (Rand/Metric)(Unaudited)
Production
Production
Mining
Capital
Kilograms
Tonnes
Revenue
costs
proﬁt/(loss)
assets
expenditure
produced
milled
R million
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Bambanani
234 193 41 672 23 946 147
Doornkop 120 101 19 2 618 73 500 130
Evander 290 273 17 958 52 1 239 259
Joel 128 105 23 230 18 515 136
Kusasalethu 350 281 69 2 797 111 1 625 260
Masimong 324 186 138 684 39 1 359 234
Phakisa 64 59 5 3 778 128 260 71
Target 219 160 59 2 262 84 909 193
Tshepong 421 294 127 3 660 71 1 703 418
Virginia 398 413 (15) 868 52 1 668 544
Surface
Other
(1)
199 130 69 141 15 891 2 092
Total South Africa
2 747
2 195
552
18 668
666
11 615
4 484
International
Papua New Guinea
– – – 3 713 249 – –
Total international
–
–
–
3 713
249
–
–
Total continuing operations
2 747
2 195
552
22 381
915
11 615
4 484
Discontinued operations
Mount Magnet
– – – 275 – – –
Total discontinued operations
–
–
–
275
–
–
–
Total operations
2 747
2 195
552
22 656
915
11 615
4 484
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 11)
– – 5 801
2 747
2 195
28 457
Note:
(1)
Includes Kalgold, Phoenix and Dumps.

Results for the first quarter ended
30 September 2010
(US$)
Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
(“Harmony” or “Company”)
Results for the ﬁ rst quarter FY11, ended 30 September 2010
JSE Share code: HAR | NYSE Share code: HMY | ISIN: ZAE 000015228

Results for the first quarter
ended 30 September 2010
29
Operating results
(US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Total SA
South
South
Interna
Kusasa-
Under-
Total
Africa
Africa
Hidden
tional
Harmony
Bambanani
Doornkop
Evander
Joel
lethu   Masimong
Phakisa
Steyn 2
Target 1
Target 3   Tshepong
Virginia
ground
Kalgold
Phoenix
Dumps
Surface
Other
Total
Valley
Other
Total
Ore milled
– t’000
Sep-10
142
154
154
44
297
268
95
–
226
–
373
269
2 022
477
1 705
946
3 128
–
5 150
471
–
5 621
Jun-10 142 153 161 100 346 240 105 – 219 – 379 266 2 111 475 1 474 784 2 733 – 4 844 335 – 5 179
Gold produced
– oz
Sep-10
29 289
17 394
17 747
4 758
48 644
40 606
12 121
997
26 878
3 569
54 270
24 435
280 708
11 831
5 305
17 233
34 369
–
315 077
21 573
–
336 650
Jun-10 37 616 16 333 18 551 12 153 45 011 38 613 13 375 932 27 939 2 958 55 235 25 496 294 212 13 182 4 951 15 561 33 694 – 327 906 18 808 – 346 714
Yield
– oz/t
Sep-10
0.206
0.113
0.115
0.108
0.164
0.152
0.128
–
0.119
–
0.145
0.091
0.137
0.025
0.003
0.018
0.011
–
0.060
0.046
–
0.059
Jun-10 0.265 0.107 0.115 0.122 0.130 0.161 0.127 – 0.128 – 0.146 0.096 0.138 0.028 0.003 0.020 0.012 – 0.067 0.045 – 0.065
Cash operating
– $/oz
Sep-10
1 046
1 061
1 236
2 504
959
687
1 263
–
916
–
746
1 280
975
1 017
986
835
921
–
969
1 042
–
974
costs
Jun-10 677 916 1 171 1 047 862 600 955 – 915 – 682 1 124 832 765 953 654 741 – 822 1 008 – 831
Cash operating
– $/t
Sep-10
216
120
142
271
157
104
161
–
109
–
109
116
133
25
3
15
10
–
58
48
–
58
costs
Jun-10 179 98 135 127 112 97 122 – 117 – 99 108 114 21 3 13 9 – 55 45 – 54
Gold sold
– oz
Sep-10
30 190
18 808
19 548
4 887
53 402
41 860
12 474
997
27 232
3 569
55 910
24 949
293 826
12 925
5 305
17 233
35 463
–
329 289
20 158
–
349 447
Jun-10 38 099 15 625 18 905 10 899 39 899 39 095 13 535 932 26 846 2 958 55 942 30 511 293 246 13 021 4 951 15 561 33 533 – 326 779 18 487 – 345 266
Revenue
($’000)
Sep-10
36 946
23 004
23 848
6 011
65 081
51 247
15 291
–
33 413
–
68 458
30 505
353 804
15 819
6 481
21 024
43 324
–
397 128
24 894
–
422 022
Jun-10 46 626 19 049 23 054 13 055 48 440 47 841 16 585 – 33 223 – 68 287 36 779 352 939 15 592 5 947 18 650 40 189 – 393 128 10 470 – 403 598
Cash operating
($’000)
Sep-10
30 646
18 462
21 928
11 915
46 634
27 900
15 303
–
24 610
–
40 512
31 272
269 182
12 031
5 232
14 383
31 646
–
300 828
22 478
–
323 306
costs
Jun-10 25 464 14 966 21 715 12 722 38 803 23 164 12 768 – 25 563 – 37 656 28 648 241 469 10 088 4 719 10 171 24 978 – 266 447 15 072 – 281 519
Inventory
($’000)
Sep-10
(63)
1 735
2 220
(1 639)
6 297
(271)
(56)
–
1 315
–
(313)
(475)
8 750
224
–
681
905
–
9 655
(178)
–
9 477
movement
Jun-10 2 205 (214) 752 (771) (6 636) 547 708 – (1 038) – 3 457 3 936 2 946 (109) – 1 071 962 – 3 908 (6 676) – (2 768)
Operating costs
($’000)
Sep-10
30 583
20 197
24 148
10 276
52 931
27 629
15 247
–
25 925
–
40 199
30 797
277 932
12 255
5 232
15 064
32 551
–
310 483
22 300
–
332 783
Jun-10 27 669 14 752 22 467 11 951 32 167 23 711 13 476 – 24 525 – 41 113 32 584 244 415 9 979 4 719 11 242 25 940 – 270 355 8 396 – 278 751
Operating proﬁ t
($’000)
Sep-10
6 363
2 807
(300)
(4 265)
12 150
23 618
44
–
7 488
–
28 259
(292)
75 872
3 564
1 249
5 960
10 773
–
86 645
2 594
–
89 239
Jun-10 18 957 4 297 587 1 104 16 273 24 130 3 109 – 8 698 – 27 174 4 195 108 524 5 613 1 228 7 408 14 249 – 122 773 2 074 – 124 847
Capital
($’000)
Sep-10
5 327
9 513
8 105
2 510
14 285
5 539
12 555
6 063
8 502
7 675
8 302
4 130
92 506
636
–
–
636
1 044
94 186
8 106
272
102 564
expenditure
Jun-10 4 422 13 803 5 047 2 399 11 397 5 932 15 560 7 847 9 175 5 678 9 269 5 007 95 536 581 79 – 660 3 175 99 371 9 695 181 109 247
Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached. Included in the gold produced for the June quarter is 3 858oz which was capitalised for Hidden Valley.

Results for the first quarter
ended 30 September 2010
CONDENSED CONSOLIDATED INCOME STATEMENT (US$)
(Convenience translation)
Quarter ended
Year ended
30 September
30 June
30 September¹
30 June
2010
2010
2009
2010
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
US$ million
US$ million
US$ million
US$ million
Continuing operations
Revenue
422 404 353 1 489
Cost of sales (411) (352) (334) (1 383)
Production costs (330) (275) (282) (1 099)
Royalty expense (3) (4) – (4)
Amortisation and depreciation (58) (51) (45) (181)
Impairment of assets – (4) – (43)
Employment termination and restructuring costs (11) (11) – (27)
Other items (9) (7) (7) (29)
Gross profit
11
52
19
106
Corporate, administration and other expenditure (13) (16) (10) (50)
Social investment expenditure (2) (4) (1) (11)
Exploration expenditure (14) (8) (6) (29)
Profit on sale of property, plant and equipment 2 13 – 14
Other (expenses)/income – net (7) 5 (10) (8)
Operating (loss)/proﬁt
(23)
42
(8)
22
(Loss)/profit from associates (1) (1) 4 7
Loss on sale of investment in subsidiary – – – (3)
Net gain on financial instruments 43 2 – 5
Investment income 2 3 9 25
Finance cost (8) (12) (7) (32)
Proﬁt/(loss) before taxation
13
34
(2)
24
Taxation 1 (30) (2) (44)
Normal taxation (1) (3) (3) (11)
Deferred taxation 2 (27) 1 (33)
Net proﬁ t/(loss) from continuing operations
14
4
(4)
(20)
Discontinued operations
(Loss)/profit from discontinued operations
– (2) 1 (4)
Net proﬁt/(loss)
14
2
(3)
(24)
Attributable to:
Owners of the parent 14 2 (3) (24)
Non-controlling interest – – – –
Earnings/(loss) per ordinary share (cents)
– Earnings/(loss) from continuing operations
3 1 (1) (5)
– Loss from discontinued operations – (1) – (1)
Total earnings/(loss) per ordinary share (cents)
3
–
(1)
(6)
Diluted earnings/(loss) per ordinary share (cents)
– Earnings/(loss) from continuing operations
3 1 (1) (5)
– Loss from discontinued operations – (1) – (1)
Total diluted earnings/(loss) per ordinary share (cents)
3
–
(1)
(6)
¹ The comparative ﬁ gures are re-presented due to Mount Magnet being reclassiﬁ ed as a discontinued operation.
The currency conversion average rates for the quarter ended: September 2010: US$1 = R7.31 (June 2010: US$1 = R7.54, September 2009:
US$1 = R7.78)
The income statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.
Note on convenience translations
Except where specific statements have been extracted from the 2010 Annual Report, the requirements of IAS 21, The Effects of the Changes in
Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 30 to 36.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (US$)
(Convenience translation)
Quarter ended
Year ended
30 September
30 June
30 September¹
June
2010
2010
2009
2010
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
US$ million
US$ million
US$ million
US$ million
Net proﬁt/(loss) for the period
14
2
(3)
(24)
Other comprehensive income/(loss) for the period, net of income tax 15 (22) 1 25
Foreign exchange translation 15 (21) 2 25
Fair value movement of available-for-sale investments – (1) (1) –
Total comprehensive income/(loss) for the period
29
(20)
(2)
1
Attributable to:
Owners of the parent 29 (20) (2) 1
Non-controlling interest – – – –
The currency conversion average rates for the quarter ended: September 2010: US$1 = R7.31 (June 2010: US$1 = R7.54, September 2009:
US$1 = R7.78)
The statement of other comprehensive income for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

Results for the first quarter
ended 30 September 2010
CONDENSED CONSOLIDATED BALANCE SHEET (US$)
(Convenience translation)
At
At
At
30 September
30 June
30 September
2010
2010
2009
(Unaudited)
(Audited)
(Unaudited)
US$ million
US$ million
US$ million
ASSETS
Non-current assets
Property, plant and equipment 4 289 3 874 3 774
Intangible assets 316 290 294
Restricted cash 17 19 22
Restricted investments 257 228 221
Investments in financial assets 43 2 5
Investments in associates 54 50 48
Inventories 34 28 –
Trade and other receivables 10 10 10
5 020 4 501 4 374
Current assets
Inventories 130 129 152
Trade and other receivables 93 10 111
Income and mining taxes 10 122 6
Cash and cash equivalents 111 101 145
344 362 414
Assets of disposal groups classified as held for sale – 32 –
344 394 414
Total assets
5 364
4 895
4 788
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 4 059 4 027 3 726
Other reserves 57 (40) 51
Retained earnings/(accumulated loss) 83 (159) 113
4 199 3 828 3 890
Non-current liabilities
Deferred tax 513 463 433
Provisions for other liabilities and charges 247 222 207
Retirement benefit obligation and other provisions 24 22 22
Borrowings 139 129 14
923 836 676
Current liabilities
Borrowings 30 27 34
Income and mining taxes 2 1 3
Trade and other payables 210 185 185
242 213 222
Liabilities of disposal groups classified as held for sale – 18 –
242 231 222
Total equity and liabilities
5 364
4 895
4 788
Number of ordinary shares in issue 428 850 584 428 654 779 426 024 653
Net asset value per share (cents) 979 893 913
The balance sheet for September 2010 converted at a conversion rate of US$1 = R6.96 (September 2009: US$1 = R7.54).
The balance sheet as at 30 June 2010 has been extracted from the 2010 Annual Report.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$) (Unaudited)
for the period ended 30 September 2010 (Convenience translation)
Share
Other
Retained
capital
reserves
earnings
Total
US$ million
US$ million
US$ million
US$ million
Balance – 30 June 2010 4 058 38 99 4 195
Issue of shares 1 – – 1
Share-based payments – 4 – 4
Total comprehensive income for the period – 15 15 30
Dividends paid – – (31) (31)
Balance as at 30 September 2010
4 059
57
83
4 199
Balance – 30 June 2009 3 726 45 145 3 916
Issue of shares – – – –
Share-based payments – 5 – 5
Total comprehensive loss for the period – 1 (4) (3)
Dividends paid – – (28) (28)
Balance as at 30 September 2009
3 726
51
113
3 890
The currency conversion closing rates for the year ended: September 2010: US$1 = R6.96 (September 2009: US$1 = R7.54).

Results for the first quarter
ended 30 September 2010
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)
(Convenience translation)
Quarter ended
Year ended
30 September
30 June
30 September
30 June
2010
2010
2009
2010
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
US$ million
US$ million
US$ million
US$ million
Cash ﬂow from operating activities
Cash generated by operations
96 117 29 214
Interest and dividends received 2 3 9 25
Interest paid (4) (5) (1) (12)
Income and mining taxes paid (1) (7) (3) (17)
Cash generated by operating activities 93 108 34 210
Cash ﬂow from investing activities
Decrease in restricted cash
4 – – 2
Proceeds on disposal of investment in subsidiary 31 – – 3
Proceeds on disposal of available-for-sale financial assets – 1 2 7
Other investing activities 1 (1) 1 (2)
Net additions to property, plant and equipment (102) (94) (117) (463)
Cash utilised by investing activities (66) (94) (114) (453)
Cash ﬂow from ﬁnancing activities
Borrowings raised
– 40 – 168
Borrowings repaid (1) (14) (1) (57)
Ordinary shares issued – net of expenses 1 1 – 3
Dividends paid (29) – (29) (29)
Cash (utilised)/generated by financing activities (29) 27 (30) 85
Foreign currency translation adjustments
12
(6)
2
6
Net increase/(decrease) in cash and cash equivalents 10 35 (108) (152)
Cash and cash equivalents – beginning of period 101 66 253 253
Cash and cash equivalents – end of period
111
101
145
101
Operating activities translated at average rates for the quarter ended: September 2010: US$1 = R7.31 (June 2010: US$1 = R7.54, September 2009:
US$1 = R7.78).
Closing balance translated at closing rates of: September 2010: US$1 = R6.96 (June 2010: US$1 = R7.63, September 2009: US$1 = R7.54).
The cash ﬂ ow statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

SEGMENT REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2010 (US$/Imperial) (Unaudited)
(Convenience translation)
Production
Production
Mining
Capital
Ounces
Tons
Revenue
costs
(1)
proﬁt/(loss)
assets
expenditure
produced
milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Bambanani
(2)
37 31 6 142 11 30 286 142
Doornkop 23 20 3 416 10 17 394 154
Evander 24 24 – 134 8 17 747 154
Joel 6 10 (4) 26 3 4 758 44
Kusasalethu 65 53 12 437 14 48 644 297
Masimong 51 28 23 117 6 40 606 268
Phakisa 15 15 – 593 12 12 121 95
Target
(2)
33 26 7 373 16 30 447 226
Tshepong 69 40 29 520 8 54 270 373
Virginia 31 31 – 100 4 24 435 269
Surface
All other surface operations
(3)
43 33 10 21 2 34 369 3 128
Total South Africa
397
311
86
2 879
94
315 077
5 150
International
Papua New Guinea
25 22 3 543 9 21 573 471
Total international
25
22
3
543
9
21 573
471
Total continuing operations
422
333
89
3 422
103
336 650
5 621
Discontinued operations
Mount Magnet
– – – – – – –
Total discontinued operations
–
–
–
–
–
–
–
Total operations
422
333
89
3 422
103
336 650
5 621
Notes:
(1)
Production costs includes royalty expense.
(2)
Production statistics for Steyn 2 and Target 3 are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.
(3)
Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.
All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R7.31.
Mining assets are converted at the currency conversion rate of US$1 = R6.96.

Results for the first quarter
ended 30 September 2010
SEGMENT REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2009 (Unaudited) (US$/Imperial)
(Convenience translation)
Production
Production
Mining
Capital
Ounces
Tons
Revenue
costs
proﬁt/(loss)
assets
expenditure
produced
milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Bambanani
30 25 5 371 3 30 415 162
Doornkop 16 13 3 128 9 16 075 143
Evander 37 35 2 485 7 39 835 286
Joel 16 13 3 31 2 16 558 150
Kusasalethu 45 36 9 91 14 52 245 287
Masimong 42 24 18 300 5 43 693 258
Phakisa 8 8 – 347 17 8 359 78
Target 28 20 8 501 11 29 225 213
Tshepong 54 38 16 89 9 54 753 461
Virginia 51 53 (2) 115 7 53 627 600
Surface
Other
(1)
26 17 9 19 2 28 646 2 307
Total South Africa
353
282
71
2 477
86
373 431
4 945
International
Papua New Guinea
– – – 492 32 – –
Total international
–
–
–
492
32
–
–
Total continuing operations
353
282
71
2 969
118
373 431
4 945
Discontinued operations
Mount Magnet
– – – 36 – – –
Total discontinued operations
–
–
–
–
–
–
–
Total operations
353
282
71
3 005
118
373 431
4 945
Note:
(1)
Includes Kalgold, Phoenix and Dumps.
All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R7.78.
Mining assets are converted at the currency conversion rate of US$1 = R7.54.

DEVELOPMENT RESULTS (Metric)
Quarter ended 30 September 2010
Channel
Channel
Reef
Sampled
Width
Value
Gold
(metres)
(metres)
(cm’s)
(g/t)
(cmg/t)
Tshepong
Basal
688
644
10.20
103.19
1 054
B Reef
137
100
57.00
11.82
678
All Reefs
825
744
16.49
60.85
1 003
Phakisa & Nyala
Basal
291
300
40.60
22.04
895
All Reefs
291
300
40.60
22.04
895
Total Bambanani
(incl. Bambanani, Steyn 1 & Steyn 2)
Basal
65.2
60
160.10
16.80
2 689
All Reefs
65
60
160.10
16.80
2 689
Doornkop
South Reef
484.0
489
65.00
15.20
990
All Reefs
484
489
65.00
15.23
990
Kusasalethu
VCR Reef
647.4
614
60.61
24.35
1 476
All Reefs
647
614
60.61
24.35
1 476
Total Target
(incl. Target 1 & Target 3)
Elsburg
317.6
183
174.76
13.59
2 375
A Reef
39.1
38
141.20
15.96
2 253
B Reef
33.0
34
27.20
41.51
1 129
All Reefs
390
255
150.09
14.59
2 190
Masimong
Basal
523.6
398
64.57
18.53
1 197
B Reef
24.7
–
– – –
All Reefs
548
398
64.57
18.53
1 197
Evander
Kimberley
287.0
303
36.00
76.42
2 751
All Reefs
287
303
36.00
76.42
2 751
Virginia
(incl. Unisel & Merriespruit)
Basal
696.9
630
126.09
9.16
1 155
Leader
330.7
304
180.61
7.16
1 293
Middle
57.9
52
147.27
13.70
2 017
All Reefs
1 086
986
144.01
8.63
1 243
Joel
Beatrix
58.5
66
204.00
6.92
1 412
All Reefs
59
66
204.00
6.92
1 412
Total Harmony
Basal
2 264
2 032
65.69
17.32
1 137.98
Beatrix
59
66
204.00
6.92
1 412.00
Leader
331
304
180.61
7.16
1 293.16
B Reef
195
134
49.44
16.03
792.43
A Reef
39.1
38.0
141.20
15.96
2 253.00
Middle
57.9
52.0
147.27
13.70
2 016.96
Elsburg
317.6
183.0
174.76
13.59
2 374.63
Kimberley
287.0
303.0
36.00
76.42
2 751.00
South Reef
484
489
65.00
15.23
990.00
VCR
647
614
60.61
24.35
1 475.79
All Reefs
4 682
4 215
79.10
17.26
1 365
DEVELOPMENT RESULTS (Imperial)
Quarter ended 30 September 2010
Channel
Channel
Reef
Sampled
Width
Value
Gold
(feet)
(feet)
(inches)
(oz/t)
(in.oz/t)
Tshepong
Basal
2 257
2 113
4.00
3.03
12
B Reef
450
328
22.00
0.35
8
All Reefs
2 707
2 441
6.00
1.92
12
Phakisa & Nyala
Basal
954
984
16.00
0.64
10
All Reefs
954
984
16.00
0.64
10
Total Bambanani
(incl. Bambanani, Steyn 1 & Steyn 2)
Basal
214
197
63.00
0.49
31
All Reefs
214
197
63.00
0.49
31
Doornkop
South Reef
1 588
1604
26.00
0.44
11
All Reefs
1 588
1 604
26.00
0.44
11
Kusasalethu
VCR Reef
2 124
2 014
24.00
0.71
17
All Reefs
2 124
2 014
24.00
0.71
17
Total Target
(incl. Target 1 & Target 3)
Elsburg
1 042
600
69.00
0.40
27
A Reef
128
125
56.00
0.46
26
B Reef
108
112
11.00
1.18
13
All Reefs
1 279
837
59.00
0.43
25
Masimong
Basal
1 718
1 306
25.00
0.55
14
B Reef
81
–
– – –
All Reefs
1 799
1 306
25.00
0.55
14
Evander
Kimberley
942
994
14.00
2.26
32
All Reefs
942
994
14.00
2.26
32
Virginia
(incl. Unisel & Merriespruit)
Basal
2 286
2 067
50.00
0.27
13
Leader
1 085
997
71.00
0.21
15
Middle
190
171
58.00
0.40
23
All Reefs
3 561
3 235
57.00
0.25
14
Joel
Beatrix
192
217
80.00
0.20
16
All Reefs
192
217
80.00
0.20
16
Total Harmony
Basal
7 429
6 667
26.00
0.50
13.07
Beatrix
192
217
80.00
0.20
16.21
Leader
1 085
997
71.00
0.21
14.85
B Reef
640
440
19.00
0.48
9.10
A Reef
128
125
56.00
0.46
25.87
Middle
190
171
58.00
0.40
23.16
Elsburg
1 042
600
69.00
0.40
27.27
Kimberley
942
994
14.00
2.26
31.59
South Reef
1 588
1 604
26.00
0.44
11.37
VCR
2 124
2 014
24.00
0.71
16.95
All Reefs
15 360
13 829
31.00
0.51
16

Results for the first quarter
ended 30 September 2010
NOTES

NOTES

Results for the first quarter
ended 30 September 2010
CONTACT DETAILS
HARMONY GOLD MINING COMPANY LIMITED
Corporate Office
Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
Telephone: +27 11 411 2000
Website:    http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
G P Briggs (Chief Executive Officer)
H O Meyer (Financial Director)
H E Mashego (Executive Director: Organisational
Development and Transformation)
F F T De Buck*^ (Lead independent director)
F Abbott*
J A Chissano* 1
Dr C Diarra* †^
K V Dicks* ^ , Dr D S Lushaba* ^ , C Markus*^,
M Motloba* ^ , C M L Savage* ^ , A J Wilkens*
* Non-executive
Mozambican
† US/Mali Citizen
^ Independent
Investor Relations Team
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax:          +27 86 614 0999
Mobile:       +27 82 888 1242
E-mail:       marian@harmony.co.za
Henrika Basterfield
Investor Relations Officer
Telephone: +27 11 411 2314
Fax:          +27 11 692 3879
Mobile:       +27 82 759 1775
E-mail:       henrika@harmony.co.za
Company Secretary
Khanya Maluleke
Telephone:   +27 11 411 2019
Fax:           +27 11 411 2070
Mobile:        +27 82 767 1082
E-mail:        Khanya.maluleke@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
16th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 86 154 6572
Fax:          +27 86 674 4381
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone: 0871 664 0300 (UK)
(calls cost 10p a minute plus network extras, lines are open
8:30 am to 5:30 pm Monday to Friday)
or               +44 (0) 20 8639 3399 (calls from overseas)
Fax:           +44 (0) 20 8639 2220
ADR Depositary
BNY Mellon
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY-ADRS
Fax:          +1 212 571 3050
Sponsor
JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax:          +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
London Stock Exchange Plc: HRM
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE 000015228
PRINTED BY INCE (PTY) LTD
W2CF10173

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 1, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director